Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FORTRESS BIOTECH, INC.

Fortress Biotech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That the Corporation’s original Certificate of Incorporation was filed on June 28, 2006.

SECOND: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as follows:

The first paragraph of ARTICLE IV of the Amended and Restated Certificate of Incorporation shall be replaced and amended in its entirety to read as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 165,000,000 shares, 150,000,000 of which shall be Common Stock, par value $0.001 per share, and 15,000,000 of which shall be Preferred Stock, par value $0.001 per share.”

THIRD: That the stockholders of the Corporation approved and adopted such amendments by a majority vote of the votes entitled to be cast in accordance with the applicable provisions of the General Corporation Law of the State of Delaware.

FOURTH: That such amendment of the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be signed by its Executive Chairman, President and Chief Executive Officer this 18th day of June, 2020.

FORTRESS BIOTECH, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.
Executive Chairman, President and
Chief Executive Officer

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